EAGLE BULK SHIPPING INC.

300 First Stamford Place, 5th Floor

Stamford, CT 06902

August 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Eagle Bulk Shipping Inc. (the “Company ”) Registration Statement on Form S-3 File No. 333-258931

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM Eastern on September 1, 2021, or as soon as thereafter as is practicable.

Very truly yours,

Eagle Bulk Shipping Inc.

By:	/s/ Frank De Costanzo
Name:	Frank De Costanzo
Title:	Chief Financial Officer